Exhibit 99.2

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

May 6, 2016

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 5, 2016.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The seven nominees set forth in the Corporation’s 2016 Management Proxy Circular dated March 23, 2016 (the “Circular”) were elected as directors of the Corporation by majority vote cast. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Hung Mun Bae	191,998,867	99.07%	1,806,059	0.93%
W. Robert Dengler	192,199,179	99.17%	1,605,747	0.83%
Brian D. Edgar	177,008,307	91.33%	16,796,619	8.67%
Ron F. Hochstein	174,557,736	90.07%	19,247,190	9.93%
Lukas H. Lundin	191,419,672	98.77%	2,385,254	1.23%
William A. Rand	192,319,620	99.23%	1,485,306	0.77%
Catherine Stefan	191,290,833	98.70%	2,514,093	1.30%

Item 2: Appointment of Auditors

By majority vote cast by show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor.

If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the appointment of the auditors would have been as follows:

Votes For	% For	Votes Withheld	% Withheld
259,192,022	98.83%	3,057,804	1.17%

DENISON MINES CORP.

By:	(signed) “Amanda Willett”
Amanda Willett
Corporate Counsel & Corporate Secretary

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